EXHIBIT 99.1

REE Automotive Announces Fourth Quarter 2021 Financial Results

Business plan on track towards firm orders and start of production

  Commencing commercial trials of the P7 platform in Q1 2022 for commercial delivery vehicles in advance of customer testing of full vehicles in mid-2022
  Jointly exhibited FlatFormer, a concept model EV platform being developed jointly with Hino Motors at CES
  Announced strategic agreement with Hitachi America Ltd. to co-create a highly scalable Data-as-a-Service (DaaS) and Analytics-as-a-Service (AaaS) platform for EVs
  Nominated American Axle & Manufacturing to supply high-performance propulsion systems and Brembo to co-develop and supply the braking system
  Unveiled Leopard, an autonomous concept vehicle based on REE's modular platform design
  Appointed David Goldberg as Chief Financial Officer

TEL AVIV, Israel, March 03, 2022 (GLOBE NEWSWIRE) -- REE Automotive Ltd. (NASDAQ: REE) (“REE” or the “Company”), an automotive technology leader and provider of electric vehicle (EV) platforms, today announced its financial results for the fourth quarter of 2021. REE is focused on executing milestone deliverables on its signed strategic collaborations relating to various types of commercial delivery vehicles and people movers, with capabilities to integrate multiple levels of autonomy.

Daniel Barel, REE’s Co-Founder and Chief Executive Officer said: “In 2019 and 2020, we focused on enhancing our capabilities, expanding our addressable market, validating our technology and building our supply chain. In 2021, we continued these efforts and began building out our partner ecosystem. The numerous milestones and strategic collaborations achieved over the past year established the foundation for an exciting next twelve months as we move towards establishing our production capabilities and commercializing our products. With the upcoming commencement of commercial trials for the P7 platform, REE is one step closer to obtaining order commitments and serial production. Additionally, we continue to advance other initiatives to lead the transformation of the automotive space with our REEcorner™ technology to enable a new generation of vehicles Powered by REE.”

Commercial Developments & Outlook

Throughout 2021, REE actively executed its business plan, establishing numerous strategic collaborations with industry leaders as it expanded its our footprint across segments. The REEcorner™, a compact module that integrates critical powertrain components in the corner between the wheel and the chassis, together with REE’s drive-brake-steer-by wire (“x-by-wire”) technology, enable REE to offer the industry’s flattest, most modular vehicle platform. This enables fleet owners and mission specific companies to design commercial EVs that are optimized for their requirements, with lower TCO and higher volumetric efficiency.

After validating our REEcorner™ technology and building our supply chain in 2019 and 2020, REE focused on expanding its market footprint and building a partner ecosystem in 2021 to enable and accelerate adoption of the Company’s products. This includes collaborations with partners not only to develop full vehicle offerings, but also provide a comprehensive ecosystem of enabling capabilities and services, such as vehicle financing, charging infrastructure, aftersales & service as well as Data-as-a-Service (“DaaS”), for a full turn-key solution intended to enable and expedite a smooth transition for our customers from ICE to EV fleets.

The Company expects to continue executing on its commercial programs, including the delivery of full vehicle prototypes for non-public road tests, which REE expects to be followed by initial firm orders, and public road testing. REE continues progress on homologation activities according to schedule at both the component and system level. Full vehicle level validation & homologation are currently scheduled to begin mid-year in collaboration with our partners. REE is also building its production capabilities to support serial production in 2023.

Progress on selected collaborations and other R&D projects is provided below.

P7 Modular Platform

Fully flat from end-to-end, the P7 platform offers REE’s greatest interior space and volumetric efficiency for class 3-5 vehicles. Supporting up to 8,800 lbs. in maximum payload, REE’s unique technology allows for up to 35% more cargo space for a given footprint than comparable commercial vehicles and is designed to significantly reduce development times of electric commercial models. The P7 is suited for applications across commercial trucks, school buses, walk-in-vans and recreational vehicles.

The Company announced in January 2022 that it started validation of the P7 platform and anticipates multiple body designs of full vehicle prototypes will be available for its pipeline customers to validate on private roads in the U.S. and Europe in mid-2022 with first orders expected towards the end of the year.

The company also expects to establish a global service network with Data-as-a-Service capabilities by the end of 2022. This global network, in collaboration with leading after sales & service partners, is expected to include technician training, maintenance & repair services including proprietary REEcorner swaps, parts distribution, and fleet management services.

We have ongoing P7 programs with various counterparties:

Leading Logistics Company

One P7 variant is based on functional and operational specifications from a leading logistics company. We expect full vehicle customer validation on private roads in the U.S. mid-2022.

J.B. Poindexter

REE signed a strategic collaboration with EAVX, an EV-focused business unit of JB Poindexter & Co. (the parent company of Morgan Olson, a leading producer of walk-in van bodies in North America), to develop commercial electric vehicles ‘Powered by REE’ for the North American market, based on REE’s P7 platform. In Q1, REE started delivering prototypes to EAVX for upfitting advanced top hats for private road validation mid-year.

Global Commercial Vehicle OEM

In mid-2021 REE signed a joint development agreement with a leading global commercial vehicle OEM to jointly develop a Class 4 electrified P7 platform for commercial trucks, school buses, walk-in-vans and recreational vehicles. During the joint development phase, REE and the global commercial vehicle OEM expect to enter into a supply agreement for REE to supply its REEcornerTM for a dedicated new EV chassis of the OEM in the U.S. and Canada.

Navya

REE has entered into a strategic collaboration agreement with Navya (EPA: NAVYA) which is currently active with autonomous vehicles in 23 countries, to collaborate in the development of a L4 autonomous system based on P7 corners ‘Powered by REE’ and driven by Navya.

Previously announced progress

In November 2021, REE nominated American Axle & Manufacturing to supply a high-performance 3-in-1 propulsion system and Brembo to co-develop and supply a braking system. REE intends to use Data-as-a-Service (DaaS) and Analytics-as-a-Service (AaaS) capabilities currently under development in collaboration with Hitachi America, Ltd. in the P7 platform to provide intelligence and actionable insights into fleet operations and offer fleet owners complete visibility over their operations, allowing faster time to market, lower total ownership costs and a suite of lifecycle service. Further details about the P7 platform can be found on REE’s website.

Other ongoing platform and program activity:

FlatFormer

In early January 2022, REE and Hino Motors (“Hino”), a subsidiary of Toyota Motor Corporation and a global leader in heavy & medium duty trucks, jointly exhibited their concept model EV platform, the FlatFormer, at the Consumer Electronics Show (CES) in Las Vegas. FlatFormer leverages REE’s innovative REEcorner™ technology, which allows the critical drive components to reside between the wheel and the chassis, thus creating a fully flat chassis. The FlatFormer will be capable of carrying a customized Mobility Service Module that can transport passengers and goods and deliver services. The Mobility Service Module can be easily detached from the EV platform and once detached, can serve as an independent, stand-alone unit, leaving the platform to be operated separately and continue on its next mission.

REE and Hino anticipate that FlatFormer prototypes will be produced in 2022.

Leopard

In November 2021, REE unveiled its autonomous concept vehicle based on the Company’s modular EV platform design based on interest from potential customers. The full-scale concept is geared for customers seeking to offer fully autonomous delivery solutions, including, delivery fleet operators, e-retailers and technology companies. REE’s technology will be seamlessly integrated with any top hat and autonomous hardware. Leopard is designed to carry significantly more cargo due to its low, flat floor.

Magna International

In April 2021, REE secured a strategic collaboration agreement with Magna International, the world’s largest vehicle contract manufacturer, with the goal of bringing to market innovative, full-fledged modular EVs under the ‘Powered by REE’ brand for tech companies and new electric mobility players. The companies are jointly exploring future vehicle development opportunities across a variety of use cases, including Mobility-as-a-Service in the light commercial vehicle market.

Hitachi America, Ltd

In December 2021, REE announced a newly-formed strategic collaboration with Hitachi America, Ltd. (“Hitachi”), a subsidiary of Hitachi, Ltd., to ease and accelerate the adoption of EVs across the entire EV value chain, including enabling EV manufacturing at scale, delivering commercial vehicle charging infrastructure and energy management, and providing comprehensive digital fleet management and operations for full visibility across EV fleets as organizations transition over the next decade. Hitachi and REE will work to accelerate the development of advanced digital solutions for REE customers by co-creating a highly scalable DaaS and AaaS platform with the goal of enabling next-generation connected commercial EVs. This could also provide an additional revenue stream for REE in the future.

Supply Chain Developments:

In November 2021, REE nominated American Axle & Manufacturing Holdings Inc. (“AAM”), a leading global automotive supplier of driveline technologies, to supply a jointly developed compact, high-performance 3-in-1 electric drive unit (“EDU”) which includes motor, inverter, and gear box for the REEcorner™ module, with initial application in the P7 delivery van program. In January, REE and AAM displayed an EDU system and jointly hosted an event at CES to discuss how their collaboration is well positioned to take advantage of the fast-growing electrification market. Materials presented during the event can be access here.

In addition, REE nominated Brembo, a global leader in brake technology, to jointly develop and supply a braking system for REEcorners™ and EV platforms with initial focus on the P7 delivery van program.

Operational Developments

In February 2021, REE established its Engineering Center of Excellence in the UK to commercialize REE’s products and manufacturing capabilities with state-of-the-art testing and engineering equipment. The Engineering Center is spearheading REEcorner™ and EV platform engineering design, validation, verification and testing, as well as product homologation. In August 2021, REE announced that its REEcorner™ technology was awarded $17 million of funding from the UK government.

REE is building its first Integration Center and highly automated launch factory in Coventry, UK in 2022, and plans to open an asset-light Integration Center in Austin, TX in 2023. The Company anticipates that it will have an initial capacity to produce 10,000 vehicle sets by the end of 2022, ramping up to 20,000 vehicle sets by the end of 2023. REE’s CapEx-light, asset-light production approach is based on leveraging its global network of Tier 1 partners’ manufacturing capacity, with full point-of-sale component assembly and testing set to take place in REE’s Integration Centers. REE’s CapEx-light manufacturing approach and Integration Centers are designed to enable the company to remain a comparatively asset-light enterprise, helping to increase operating margins and ROI and reduce the carbon footprint of its operations.

Financial Highlights & Outlook

  GAAP net loss was $46.7 million in the fourth quarter of 2021 compared to $414.9 million in the third quarter 2021 and $10.7 million in the fourth quarter of 2020. The third quarter was impacted by $409.8 million of non-cash expenses related to performance-based stock options, including options granted to the Company’s founders prior to the merger with 10X Capital which vested at the time of closing. The increase from the fourth quarter of 2020 primarily related to such non-cash stock-based compensation.
  Non-GAAP net loss of $26.0 million in the fourth quarter of 2021 increased compared to $19.5 million in the third quarter of 2021 and $6.0 million in the fourth quarter of 2020. The year-over-year increase in non-GAAP net loss is primarily related to higher operating expenses as the Company ramps up its capabilities and market penetration towards commercial production in 2023.
  As of December 31, 2021, the Company’s total liquidity amounted to $275.8 million, comprised entirely of cash. REE anticipates making investments of approximately $30 million in 2022 primarily related to the establishment of its initial production capacity.
  The Company anticipates its non-GAAP operating expenses, which includes non-GAAP selling, general, and administrative and research and development expenses, to total between $100 and $120 million in 2022. Operating expenses will primarily consist of engineering and technology expenses related to the company’s existing commercial programs and projects. The expense expectations are dependent in part on the timing and achievement of certain milestones related to the Company’s commercial programs and projects.
  The Company anticipates that it has sufficient liquidity to achieve initial production of its P7 platform and continue to advance other commercial activities set forth above.

Webcast and Conference Call Information

The Company will host a conference call at 8:00 a.m. Eastern Time on Thursday, March 3, 2022 to discuss results, recent developments and the Company’s commercial roadmap. This press release and the accompanying presentation materials will be accessible from the Company’s website prior to the conference call at https://investors.ree.auto/.

Individuals wishing to participate in the webcast can access the event at the Company’s website by visiting the Investors section of the Company’s website at https://investors.ree.auto/. The conference call will be accessible domestically or internationally, by dialing 646-741-3167 or +44 (0) 2071928338, respectively. Upon dialing in, please provide your details and request to join the REE Automotive Fourth Quarter 2021 Earnings Conference Call or reference conference code 5167698.

The call will be recorded, and a replay will be available to interested parties on REE’s Investors website at https://investors.ree.auto/.

Use of Non-GAAP Financial Measures

The Company has disclosed financial measurements in this press release that present financial information considered to be non-GAAP financial measures. These measurements are not a substitute for GAAP measurements, although the Company’s management uses these measurements as an aid in monitoring the Company’s on-going financial performance. Non-GAAP research and development, non-GAAP selling, general and administrative expenses and non-GAAP operating expenses exclude the impact of stock-based compensation. Non-GAAP net loss and non-GAAP loss per share also exclude non-recurring or unusual items that are considered by management to be outside the Company’s standard operations and certain non-cash items. Adjusted EBITDA is a non-GAAP financial measurement that is considered by management to be useful in comparing the profitability among companies by reflecting operating results of the Company excluding such items.

There are limitations associated with the use of non-GAAP financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. Thus, there can be no assurance whether (i) items excluded from the non-GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non-GAAP financial measures. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations for the non-GAAP financial measures to their most comparable GAAP financial measures. Investors should consider adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

Contacts:

Investor Relations	Media
Limor Gruber	Keren Shemesh
VP Investor Relations | REE Automotive	Chief Marketing Officer | REE Automotive
+972-50-5239233	+972-54-5814333
investors@ree.auto	media@ree.auto

REE AUTOMOTIVE LTD.
Condensed Consolidated Statements of Operations
U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenues	$—	$—	$52	$6	$388
Cost of sales	656	324	78	995	647
Gross loss	(656)	(324)	(26)	(989)	(259)
Operating expenses:
Research and development expenses, net	23,292	212,438	4,971	252,424	29,589
Selling, general and administrative expenses	15,538	219,507	5,730	262,083	38,250
Total operating expenses	38,830	431,945	10,701	514,507	67,839
Operating loss	(39,486)	(432,269)	(10,727)	(515,496)	(68,098)
Income (loss) from warrant revaluation	(6,239)	17,263	—	11,024	—
Financial income, net	297	114	8	423	385
Net loss before income tax	(45,428)	(414,892)	(10,719)	(504,049)	(67,713)
Income tax expense	1,223	13	—	1,281	—
Net loss	$(46,651)	$(414,905)	$(10,719)	$(505,330)	$(67,713)
Net comprehensive loss	$(46,651)	$(414,905)	$(10,719)	$(505,330)	$(67,713)
Basic and diluted net loss per share	$(0.16)	$(1.57)	$(0.06)	$(2.14)	$(0.43)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share	284,294,928	264,141,657	166,465,604	235,612,764	155,930,380

REE AUTOMOTIVE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)
(Unaudited)

	December 31, 2021	December 31, 2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$275,772	$44,707
Restricted cash	138	800
Short-term deposits	—	1,667
Inventory	—	271
Trade receivables	—	55
Other accounts receivable and prepaid expenses	12,162	428
Total current assets	288,072	47,928

NON-CURRENT ASSETS:
Non-current restricted cash	1,005	—
Other accounts receivable	1,184	—
Deferred transaction costs	—	328
Property and equipment, net	2,675	755
Total non-current assets	4,864	1,083

TOTAL ASSETS	$292,936	$49,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$4,538	$970
Other accounts payable and accrued expenses	16,018	2,260
Total current liabilities	20,556	3,230

NON-CURRENT LIABILITIES:
Deferred revenues	943	—
Warrants liability	21,034	—
Total non-current liabilities	21,977	—

TOTAL LIABILITIES	42,533	3,230

SHAREHOLDERS’ EQUITY:
Ordinary and Preferred shares(1)	—	—
Additional paid-in capital	864,911	154,959
Accumulated deficit	(614,508)	(109,178)
Total shareholders’ equity	250,403	45,781
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$292,936	$49,011

____________________________________________
(1)   Shares and per share data are presented on a retroactive basis to reflect the stock split following completion of the Merger on July 22, 2021.

REE AUTOMOTIVE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended December 31,
	2021	2020
Cash flows from operating activities:

Net loss	$(505,330)	$(67,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	484	166
Capital loss	125	18
Share-based compensation	448,077	52,763
Revaluation of warrant liability	(11,024)	—
Transaction costs related to warrants	2,887	—
Decrease in inventory	271	107
Decrease (increase) in trade receivables	55	(20)
Increase in other accounts receivable and prepaid expenses	(12,859)	(137)
Increase (decrease) in deferred revenues	943	(10)
Increase in trade payables	3,782	368
Increase in other accounts payable and accrued expenses	13,450	1,396
Net cash used in operating activities	(59,139)	(13,062)

Cash flows from investing activities:

Proceeds from (investments in) bank deposits	1,667	(1,667)
Purchase of property and equipment	(2,415)	(595)
Net cash used in investing activities	(748)	(2,262)

Cash flows from financing activities:

Proceeds from issuance of Preferred shares, net	—	25,825
Proceeds from exercise of warrants to preferred shares	2,907	7,085
Proceeds from merger, net of transaction costs	287,579	—
Proceeds from exercise of options	809	209
Net cash provided by financing activities	291,295	33,119

Increase in cash, cash equivalents and restricted cash	231,408	17,795
Cash, cash equivalents and restricted cash at beginning of year	45,507	27,712
Cash, cash equivalents and restricted cash at end of period	$276,915	$45,507

Reconciliation of GAAP Financial Metrics to Non-GAAP
U.S. dollars in thousands (except share and per share data)
(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended			Twelve months ended
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020
Net Loss on a GAAP Basis	$(46,651)	$(414,905)	$(10,719)	$(505,330)	$(67,713)
Financial income, net	(297)	(114)	(8)	(423)	(385)
Income tax expense	1,223	13	—	1,281	—
Depreciation and amortization	192	123	51	484	166
Inventory write-off	251	—	—	251	—
Loss (income) from warrant valuation	6,239	(17,263)	—	(11,024)	—
Transaction costs related to warrants	—	2,887	—	2,887	—
Share-based compensation	14,115	409,829	4,723	448,077	52,763
Adjusted EBITDA(1)	$(24,928)	$(19,430)	$(5,953)	$(63,797)	$(15,169)

____________________________________________
(1)   Adjusted EBITDA excludes adjustments for financial income, net, income tax expense, depreciation, inventory write-off, loss (income) from warrant valuation, transaction costs related to warrants, and share-based compensation.

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non-GAAP selling, general, and administrative expenses; GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and GAAP net loss per Share, basic and diluted to Non-GAAP net loss per Share, basic and diluted

	Three Months Ended			Twelve months ended
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020
GAAP cost of sales expenses	$656	$324	$78	$995	$647
Inventory write-off	(251)	—	—	(251)	—
Share-based compensation	(128)	(309)	—	(437)	—
Non-GAAP cost of sales expenses	277	15	78	307	647

GAAP research and development expenses	23,292	212,438	4,971	252,424	29,589
Share-based compensation (1)	(5,559)	(200,194)	(1,845)	(208,935)	(21,419)
Non-GAAP research and development expenses	17,733	12,244	3,126	43,489	8,170

GAAP selling, general, and administrative expenses	15,538	219,507	5,730	262,083	38,250
Transaction costs related to warrants	—	(2,887)	—	(2,887)	—
Share-based compensation (1) (2)	(8,428)	(209,326)	(2,878)	(238,705)	(31,344)
Non-GAAP selling, general, and administrative expenses	7,110	7,294	2,852	20,491	6,906

GAAP operating expenses	38,830	431,945	10,701	514,507	67,839
Transaction costs related to warrants	—	(2,887)	—	(2,887)	—
Share-based compensation (1) (2)	(13,987)	(409,520)	(4,723)	(447,640)	(52,763)
Non-GAAP operating expenses	24,843	19,538	5,978	63,980	15,076

GAAP net loss	(46,651)	(414,905)	(10,719)	(505,330)	(67,713)
Transaction costs related to warrants	—	2,887	—	2,887	—
Loss (income) from warrant valuation (3)	6,239	(17,263)	—	(11,024)	—
Share-based compensation	14,115	409,829	4,723	448,077	52,763
Inventory write-off	251	—	—	251	—
Non-GAAP net loss	$(26,046)	$(19,452)	$(5,996)	$(65,139)	$(14,950)

Non-GAAP basic and diluted net loss per share	$(0.09)	$(0.07)	$(0.04)	$(0.28)	$(0.10)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share	284,294,928	264,141,657	166,465,604	235,612,764	155,930,380

____________________________________________
1)   As disclosed in the Company’s 20-F form filed on July 28, 2021, performance-based options were granted to founders prior to the merger with 10X Capital and were vested at the time of closing. As a result, the Company recorded non-cash share-based compensation expenses in the amount of $194.2 million and $194.2 million in research and development expenses and in selling, general and administrative expenses, respectively for the third quarter of 2021.
2)   In June and August 2021, the Company issued ordinary shares to a strategic partner. For the second and third quarter of 2021, the Company recorded non-cash share-based compensation expenses in the amount of $15.9 million and $3.0 million in selling, general and administrative expenses, respectively.
3)   In July 2021, the Company assumed public and private warrants as part of its merger with 10X Capital. For the fourth quarter of 2021, the change in fair value of the warrants resulted in the Company recording non-cash expense of $6.2 million.

About REE Automotive

REE Automotive (NASDAQ: REE) is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 - for any application and any target market. Our revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Israel, with subsidiaries in the USA, the UK, Germany, and Japan. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plan,” “projects,” “believes,” “views,” “estimates”, “future”, “allow”, “aims”, “strives” “endeavors” and similar expressions are used to identify these forward-looking statements. These statements include, among other things, the Company’s statements about the Company’s strategic and business plans, relationships or outlook, the impact of trends on and interest in its business, intellectual property or product and its future results. These forward-looking statements are based on REE’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: REE’s ability to commercialize its strategic plan; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with REE’s commercial production in 2023 and thereafter; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s final prospectus relating to its business combination filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the final prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/4803d64a-77b6-41ea-a78c-36a62bd53556